Alamos and Argonaut Close Previously Announced Private Placement
TORONTO, ONTARIO (April 4, 2024) – Alamos Gold Inc. (“Alamos”) (TSX:AGI; NYSE:AGI) and Argonaut Gold Inc. (“Argonaut”) (TSX:AR) today announced the closing of their previously announced non-brokered private placement, pursuant to which Alamos subscribed (the “Private Placement”) for 174,825,175 common shares of Argonaut (the “Acquired Shares”), representing approximately 13.8% of Argonaut’s total outstanding common shares (the “Common Shares”) after giving effect to the Private Placement. The Acquired Shares were acquired at a price of C$0.286 per share, for total gross proceeds to Argonaut of C$50,000,000.
The Private Placement was conducted pursuant to the terms of the arrangement agreement between Alamos and Argonaut entered into on March 27, 2024 (the “Arrangement Agreement”) pursuant to which Alamos will acquire all of the issued and outstanding shares of Argonaut pursuant to a court approved plan of arrangement (the “Transaction”). The net proceeds from the Private Placement will be used by Argonaut to fund its immediate liquidity needs related to its loan facilities and operations, including the advancement of the Magino Gold mine and for general working capital. Argonaut will allocate no more than C$10,000,000 of the proceeds, directly or indirectly, to the advancement and working capital of its United States and Mexican assets.
The Acquired Shares are subject to the Canadian resale rules which include a four-month restricted period before the Acquired Shares may become freely tradeable within Canada.
Early Warning Disclosure
Immediately prior to the closing of the Private Placement, Alamos did not have beneficial ownership of, or control or direction over, any Common Shares. After giving effect to the Private Placement, Alamos has beneficial ownership of, or control or direction over, 174,825,175 Common Shares, or approximately 13.8% of the issued and outstanding Common Shares.
Alamos acquired the Acquired Shares in connection with the Transaction, and for investment purposes. Pursuant to the Arrangement Agreement, Alamos agreed to acquire all of the issued and outstanding Common Shares that it does not already own at the closing of the Transaction.
An early warning report in respect of the Private Placement will be filed in accordance with applicable securities laws and will be available on Argonaut’s SEDAR+ profile at www.sedarplus.ca.To obtain a copy of the early warning report, once filed, please contact Alamos at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3, Attention: Scott K. Parsons, 416-368-9932 x 5439.
Argonaut’s head office address is 200 Bay Street, Suite 1302, Toronto, Ontario, M5J 2J3.

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About Alamos Gold Inc.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. Alamos’ shares are traded on the TSX and NYSE under the symbol “AGI”.

Argonaut Gold Inc.
Argonaut is a Canadian-based gold producer with a portfolio of operations in North America. Focused on becoming a low-cost, mid-tier gold producer, the Company’s flagship asset, Magino Mine, is expected to become Argonaut’s largest and lowest cost mine. Argonaut is pursuing potential for re-development and additional growth at the Florida Canyon Mine in Nevada, USA. Together, the Magino and Florida Canyon mines are Argonaut’s cornerstone assets that will drive Argonaut through this pivotal growth stage. The Company also has one additional operating mine in Mexico, the San Agustin Mine in Durango. Argonaut Gold trades on the TSX under the ticker symbol “AR”.
For further information please visit the Alamos and Argonaut websites at www.alamosgold.com or www.argonautgold.com or contact:

Scott K. Parsons	Joanna Longo
Senior Vice President, Investor Relations	Investor Relations
(416) 368-9932 x 5439	Argonaut Gold Inc.
sparsons@alamosgold.com	joanna.longo@argonautgold.com

Alamos Cautionary Statement
This News Release contains “forward-looking information” and “forward-looking statements” as those terms are defined under applicable Canadian and U.S. securities laws. All statements in this News Release other than statements of historical fact, which address results, outcomes, or developments that Alamos and Argonaut expect to occur are, or may be deemed to be, “forward-looking statements” and are based on expectations as at the date of this News Release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “anticipate”, “intend” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this News Release include (without limitation) information, statements and expectations pertaining to: the receipt of court and regulatory approvals for the Transaction; completion of the acquisition of Argonaut by Alamos; Argonaut’s use of the proceeds from the Private Placement; and other statements that

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express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Alamos cautions that forward looking statements are necessarily based upon a number of factors that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political, and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect the ability to achieve the expectations set forth in the forward-looking statements in this News Release include, but are not limited to not receiving the requisite approvals for completion of the Transaction. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.
For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this News Release, see Alamos’ latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, which should be reviewed in conjunction with the information, risk factors and assumptions found in this News Release.
Alamos disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Argonaut Cautionary Statement
Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects or future financial or operating performance, constitutes “forward-looking statements”. Forward-looking statements are frequently characterized by words such as “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe(s)”, “potential”, or statements that certain events or conditions “may”, “should” or “will” occur, and similar expressions. This press release contains forward-looking statements and forward-looking information including, but not limited to: information with respect to the completion of the Transaction and the use of proceeds from the Private Placement.
Forward-looking statements are based on a number of assumptions, opinions and estimates, including estimates and assumptions in regards to the factors listed below that, while considered reasonable by Argonaut as at the date of this press release based on management’s experience and assessment of current conditions and anticipated developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these assumptions are based on factors and events that are not within the control of Argonaut and there is no assurance they will prove to be correct. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: receipt of final approval of the Private Placement from the Toronto Stock Exchange, ability to complete the

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Transaction, the receipt of necessary approvals, the ability to satisfy conditions to the Transaction, Argonaut’s ability to continue as a going concern, satisfying the conditions precedent for further draws on Argonaut’s loan facilities, satisfying ongoing covenants under its loan facilities, results of independent engineer technical reviews, the availability and change in terms of financing, the possibility of cost overruns and unanticipated costs and expenses, the ability of the Magino mine to be one of the largest and lowest cost gold mines, the winding down of the Mexican mines, the impact of inflation on costs of exploration, development and production, risk of employee and/or contractor strike actions, the future price of gold and silver, the estimation of the Mineral Reserves and Resources, the realization of Mineral Reserve and Resource estimates, the timing and amount of estimated future production at the Magino mine, Florida Canyon mine, La Colorada mine, San Agustin mine and El Castillo mine, mine closure plans for the La Colorada mine and El Castillo mine, costs of production (including cash cost per gold ounce sold), expected capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting requirements, currency fluctuations, the ability to take advantage of forward sales agreements profitably, the ability to recover property potentially impaired by third party insolvency proceedings, requirements for additional capital, government regulation of mining operations, environmental risks and hazards, title disputes or claims, limitations on insurance coverage, the use of proceeds from financings, the potential sale of Argonaut’s non-core Mexican assets, and the timing and ability to refinance its existing term loan.
These factors are discussed in greater detail in the Argonaut’s most recent Annual Information Form dated March 28, 2024, and in the most recent Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023, both filed under Argonaut’s issuer profile on SEDAR+. Argonaut cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.
Forward-looking statements included in this press release speak only as of the date of this press release. Although Argonaut has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Argonaut undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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